SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 AMENDMENT NO. 1
                                       To
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                            ELAST TECHNOLOGIES, INC.,
                              A Nevada corporation
             (Exact name of registrant as specified in its charter)

     NEVADA                                            88-0380544
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

2505 Rancho Bel Air, Las Vegas, Nevada                        89107
(Address of registrant's principal executive offices)      (Zip Code)

                                  702.878.8310
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

 Title of each class                             Name of Each Exchange on which
 to be so registered:                            each class is to be registered:
 --------------------                            -------------------------------

        None                                                None

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, Par value $.001
                                (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of 48
                      Exhibit Index is specified on Page 13

Item 1.  Description of Business.

     Development of the Company. Med Mark, Inc., a Nevada corporation ("Company"), was incorporated in the State of Nevada on November 5, 1996. The executive offices of the Company are located at 2505 Rancho Bel Air, Las Vegas, Nevada 89107. The Company's telephone number is 702.878.8310. Pursuant to a Plan of Merger filed with the Delaware Secretary of State, on or about June 30, 1998, Elast Technologies Corporation, a Delaware corporation ("Elast Delaware"), merged with and into Elast Merger, Inc., a Nevada corporation, which was a wholly-owned subsidiary of the Company. Shareholders who formerly held stock in Elast Delaware received 4 shares of the Company's common stock for each share of their Elast Delaware stock, with the result that the former shareholders of Elast Delaware now hold a controlling interest in the Company, and Elast Delaware is now a wholly-owed subsidiary of the Company. On or about June 18, 1998, the Company's Board of Directors approved a resolution amending the Company's Articles of Incorporation to change the Company's name, which resolution was approved by the Company's shareholders on June 29, 1998. A Certificate of Amendment to the Articles of Incorporation of the Company was filed in the Office of the Secretary of State of the State of Nevada on October 27, 1998 changing the Company's name from Med Mark, Inc. to Elast Technologies, Inc.

     Business of the Company. The Company was organized to engage in the business of manufacturing and marketing medical equipment and supplies, as well as health related products, including vitamins and nutritional supplements. The Company plans to develop its own products and may also obtain marketing and distribution rights to existing products or products currently in development by others.

     The Company entered into a licensing agreement with Dr. Robert D. Milne and acquired the rights to develop, test, manufacture, and market Dr. Milne's patented allergy-testing device ("ELAST Device", U.S. Patent No. 5413113, issued on or about May 9, 1995). Dr. Milne is a board-certified family practice physician with experience in allergy testing and preventative medicine. The Company has spent significant time during its last two fiscal years on research and development activities relating to the ELAST Device. The licensing agreements relating to the ELAST Device are also referred to in this Registration Statement at Item 7, under the subsection entitled Licensing Agreements Were Not the Result of Arms-Length Negotiations. A copy of the current licensing agreement is included in this Registration Statement, as a material contract, market Exhibit 5.1.

     The ELAST Device is based on the clinical observation that the human body loses energy (that is, the body's normal electricity is interrupted) when exposed to a substance to which that body is sensitive or allergic. The energy loss is rapid and is measured in micro-voltage. The ELAST Device measures the body's energy loss and documents it graphically, providing the treating physician with an accurate assessment of a patient's sensitivity. The Company intends to clinically test the device under the direction of Dr. Milne. After clinical testing, the ELAST Device will be submitted to the United States Food and Drug Administration ("FDA") for approval.

     Human therapeutic products are subject to rigorous pre-clinical and clinical testing and other approval procedures. The FDA and comparable foreign government regulatory agencies require laboratory and clinical testing and other costly and time-consuming procedures before medical products such as the ELAST Device can be marketed. Various federal, state and foreign statutes also govern or affect the manufacturing, safety, labeling, storage, and marketing of such products, as well as record-keeping incidental to such marketing. Obtaining such approvals, and maintaining ongoing compliance with these requirements can require the expenditure of significant resources. To date, the Company has not determined what procedures, if any, will be required in this regard and has not begun any of these procedures. The Company is currently investigating the possibility that the ELAST Device falls under a category for which FDA approval has already been given. The Company anticipates that the ELAST Device may be included in such a category, but research is currently being conducted by the Company to determine regulatory requirements. In addition, regulatory testing and approval would require significant funding and, in the event that such funding exceeded the present financial resources of the Company, the Company would have to receive additional capital to market the ELAST Device.

     In the event the FDA or other domestic or foreign regulatory agency requires approval and testing of the ELAST Device, prior to its commercial exploitation, the Company cannot provide any assurances that testing procedures will be successfully completed, or if completed, demonstrate that the ELAST Device is safe and efficacious. Further, there can be no assurances that any required government approvals will be obtained. Accordingly, there can be no assurance that the Company will be able to market the ELAST Device in the United States or any foreign country. Any failure by the Company, its subsidiary, collaborators or licensees to obtain any required regulatory approvals or licenses would adversely affect the ability of the Company to market its products and would have a significant adverse effect on the Company's revenues.

     Employees. The Company currently has 3 employees. Management of the Company anticipates using consultants for business, accounting, engineering, and legal services on an as-needed basis. Because the Company anticipates entering into licensing and manufacturing agreements with third parties, the Company anticipates that it will require few additional employees during the next fiscal year.

     Competition. Because the ELAST Device is based on a new concept in diagnostics and is patented, there are currently no direct competitors marketing a similar product. Once the ELAST Device gains product acceptance in the medical community, the Company anticipates physicians could prescribe home-testing.

     However, competition in the medical products industry, generally, is intense. The Company and its subsidiary compete directly with other companies and businesses that have developed and are in the process of developing technologies and products which will be competitive with the products developed and offered by the Company and its subsidiary. There can be no assurance that other technologies or products which are functionally equivalent or similar to the technologies and products of the Company and its subsidiary have not been developed or are not in development. The Company expects that companies or businesses which may have developed or are developing such technologies and products as well as other companies and businesses which have the expertise which would encourage them to develop and market products directly competitive with those developed and marketed by the Company. Many of these competitors have greater financial and other resources, and more experience in research and development, than the Company.

     For example, according to its 1994 Annual Report, Bayer Corporation (formerly Miles, Inc.) holds over 50% of the worldwide allergy testing market, exclusive of in vitro testing. In 1994, Pharmacia (now Pharmacia & Upjohn, Inc.) held approximately 73% of the worldwide market share for in vitro allergy tests. The Company's additional competitors in this area include Sanofi, Ciba Corning and Diagnostic Products Corporation.

     There can be no assurance that competitors have not or will not succeed in developing technologies and products that are more effective than any which have been or are being developed by the Company or which would render the products of the Company obsolete and noncompetitive. Most of the competitors of the Company have substantially greater experience, financial and technical resources and production, marketing and development capabilities than the Company. If the Company commences commercial sales of its products, it will also be competing with respect to manufacturing efficiency and sales and marketing capabilities.

     Compliance with Environmental Laws. The Company's management believes that no toxic or hazardous materials will be byproducts of the manufacturing processes of the ELAST Device; accordingly, management of the Company believes that the Company will not incur unforeseen material expenditures related to the cost of compliance with applicable environmental laws, rules or regulations. The Company believes that it is presently in compliance with all applicable federal, state, and local environmental laws, rules and regulations. Furthermore, in the event the Company licenses the manufacturing rights, of the ELAST Device, to third parties, the Company will not become subject to any such restrictions. However, at some time in the future, the research, development, manufacturing and production processes of the Company may involve the controlled use of hazardous materials. The Company may be subject to various laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. The risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the financial resources of the Company. In addition, there can be no assurance that in the future the Company will not be required to incur significant costs to comply with environmental laws and regulations relating to hazardous materials. The Company cannot estimate the potential costs of complying with local, state, and federal environmental laws.

     Reports to Security Holders. The Company is a reporting company with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company currently maintains its own Internet address at www.elast.com.

Item 2. Plan of Operation

     General. The Company manufactures and markets medical devices. The Company is currently negotiating a proposed marketing agreement for the territories of Australia and New Zealand and plans to negotiate and enter into additional marketing agreements with appropriate distributors and marketing agents. Other than the ELAST Device discussed in Item 1 above, the Company does not currently have any plans to develop other products; the Company may acquire the right to sell or distribute existing products, or obtain licensing, marketing, distribution or other rights to compatible products. Therefore, other than costs related to the continued development of the ELAST Device, the Company does not anticipate significant expenditures on acquisition or development of other products during the current fiscal year.

     The Company will focus its initial marketing and distribution efforts on development and commercial exploitation of the ELAST Device. The Company's present plan is to lease or license the ELAST Device. The Company believes that such a plan minimizes variable costs and creates an informed and updated client base.

     The business of the Company will expose the Company to potential product liability risks that are inherent in the testing, manufacturing and marketing of medical products. The Company presently has no product liability insurance, and there can be no assurance that the Company will be able to obtain or maintain such insurance on acceptable terms or, if obtained, that such insurance will provide adequate coverage against potential liabilities. The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or products is alleged to have resulted in adverse effects. Such risk exists even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. There can be no assurance that the Company will avoid significant product liability exposure. There can be no assurance that insurance coverage will be available in the future, on commercially reasonable terms; or that such insurance will be adequate to cover potential product liability claims; or that a loss of insurance coverage would not materially adversely affect the Company's business, financial condition and results of operations. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that the Company will avoid significant liability exposure. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations.

     The strategy of the Company for growth is substantially dependent upon its ability to market and distribute products successfully. Other companies, including those with substantially greater financial, marketing and sales resources, compete with the Company, and have the advantage of marketing existing products with existing production and distribution facilities. There can be no assurance that the Company will be able to market and distribute products on acceptable terms, or at all. Failure of the Company to market its products successfully could have a material adverse effect on the Company's business, financial condition or results of operations.

     The medical products industry has been under increasing scrutiny by various state and federal regulatory agencies. While the Company does not presently require any government approval to create, develop or manufacture the ELAST Device; the Company may be subject to various forms of government regulations, including consumer safety laws and environmental safety laws. Any future violation of, or the cost of compliance with, these laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

     The medical products industry is rapidly changing through the continuous development and introduction of new products. The strategy of the Company for growth is substantially dependent upon its ability to successfully introduce the ELAST Devices. Accordingly, the ability of the Company to compete may be dependent upon the ability of the Company to enhance and improve its products continually. There can be no assurance that competitors will not develop technologies or products that render the products of the Company obsolete or less marketable. The Company may be required to adapt to technological changes in the industry and develop products to satisfy evolving industry or customer requirements, any of which could require the expenditure of significant funds. At this time, the Company does not have a source of commitment for such funds. Continued refinement and improvement costs are risks inherent in new product development, including unanticipated technical or other problems which could result in material delays in product commercialization.

     Liquidity and Capital Resources. During the year ended December 31, 1998, and the three month period ended March 31, 1999, the Company received $397,000 and $208,250, respectively, from the sale of common stock, issuance of common stock as a result of the exercise of warrants, and the payment of a stock subscription receivable. After payment of development and operating expenses, the Company had cash resources of $270,017 at March 31, 1999. On July 7, 1999, a group of Australian investors deposited $250,000 with the Company in anticipation of purchasing up to 500,000 shares of the Company's common stock and up to 500,000 non-detachable warrants granting certain rights to purchase an additional 500,000 shares of the Company's common stock; however, the purchase has not yet been consummated and is subject to certain conditions precedent, including but not limited to the payment of additional monies to the Company. The cash and equivalents constitute the Company's present internal sources of liquidity. Because neither the Company nor its subsidiary is generating any revenues from the sale or licensing of their products, the Company's only external source of liquidity is the sale of its capital stock.

     Sales of common stock and exercise of warrants pursuant to an offering of unregistered securities by Elast Delaware resulted in cash receipts of $197,000 and $189,990, respectively, in the year to date ended December 31, 1998. Collection of an outstanding receivable relating to the sale of common stock resulted in an additional $10,000 of cash receipts to the Company. During the three month period ended March 31, 1999, the Company received $208,250 from the sale of common stock.

     The Company believes these cash resources are sufficient to complete prototype development and limited clinical trials of the ELAST Device. If the ELAST Device performs as anticipated, the Company believes that it will be able to raise the funds necessary to begin production of the ELAST Devices - for the North American and international clinical trials and the FDA approval process through the sale of equity, debt, or licensing. Should the development of the prototype or clinical testing of the prototype take more time than anticipated, or if the results of testing require significant modifications to the ELAST Device, sufficient funds may not be available to enable the ELAST Device to be completed and brought to market during the time period currently anticipated by the Company.

     Manufacturing and Marketing the Company's Products. The Company does not anticipate any supply problems. As this time, the Company does not require manufacturing facilities. As the principal components of the ELAST Device consist of electronic parts that are readily available, the Company does not anticipate that its manufacturer will have any supply problems. The Company's operations are not effected by any seasonal factors.

     Once the initial testing of the ELAST Device is completed, the Company will manufacture, or cause to be manufactured, about 200 units of the ELAST Device, which will be provided to a selected group of physicians, including eye, ear, nose and throat specialists, chemical ecologists, and allergy specialist doctors, naturopaths, and chiropractors. Thereafter, the ELAST Device will be marketed to physicians and hospitals to test patients for prescription drug compatibility, to avoid drug-related illnesses. The Company's operating plan is to market the ELAST Device as a stand-alone device that can be attached to "medical environment" computers. Once the ELAST Device gains acceptance in the medical community, the Company anticipates that a patient home-testing unit may be developed.

     Impact of the Year 2000. The Year 2000 (commonly referred to as "Y2K") issue results from the fact that many computer programs were written using two, rather than four, digits to identify the applicable year. As a result, computer programs with time-sensitive software may recognize a two digit code for any year in the next century as related to this century. For example, "00", entered in a date-field for the year 2000, may be interpreted as the year 1900, resulting in system failures or miscalculations and disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities.

     To improve operating performance, the Company has undertaken a number of significant systems initiatives, including a comprehensive review of the hardware, software and communication systems owned by or supplied to the Company. These have been analyzed by reviewing all relevant product and service manuals, contacting vendors, and on-line research of relevant vendor websites. The Company believes that all of its computer systems are Year 2000 compliant. The Company (i) has completed an assessment of each of its operations and their Year 2000 readiness, (ii) has determined that appropriate actions have been and are being taken, and (iii) believes that it has completed its overall Year 2000 remediation prior to any anticipated impact on its operations. The Company has determined that the Year 2000 issue will not pose significant operational problems for its computer systems. However, although the Company believes its own computer systems are compliant, the Company has been unable to determine the extent to which the Company's computer systems are vulnerable to the failure of third parties to remediate their own Year 2000 issues. There is no guarantee that the computer systems of other companies on which the Company's computer system relies or interfaces will be converted and would not have an adverse effect on the Company's computer system.

     In a worst case scenario, the Company's business operations could be adversely affected by the non-compliance of banks, communications providers, utilities, common carriers, the Company's customers, potential customers, suppliers, and other sources known and unknown to the Company. Widespread breakdowns in the telecommunications, banking, and computer industries would have an adverse effect on business operations globally, including the Company's operations. The ultimate impact of the Y2K issue cannot be reasonably estimated as of the date of this Registration Statement. Many Y2K problems might not be readily apparent when they first occur, but instead could imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some cases before January 1, 2000.

Item 3. Description of Property

     Property held by the Company. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Elast Technologies Corporation, a Delaware corporation (previously defined in this Registration Statement as "Elast Delaware"). All significant intercompany transactions have been eliminated. As of the dates specified in the following table, the Company held the following property:

================================================================================
           Property                   Dec. 31, 1998              Dec. 31,1997
--------------------------------------------------------------------------------
Cash and equivalents                   $226,818.00                $108,280.00
--------------------------------------------------------------------------------
License to use Patent No. 5413113          $800.00                    $800.00
--------------------------------------------------------------------------------

     The Company defines cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased. The Company does not presently own any interests in real estate. The Company does not presently own any inventory or equipment.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners. Other than officers and directors, no persons are beneficial owners of 5% or more of the Company's issued and outstanding common stock.

     (b) Security Ownership of Management. The directors and principal executive officers of the Issuer own, in the aggregate, 3,452,140 shares of the Company's common stock, or approximately 47% of the issued and outstanding common shares, as set forth on the following table. Associates and family members residing with directors and principal executive officers also own shares of the Company's common stock, as specified under the heading entitled Beneficial Ownership immediately below the table.

                                                                   Amount and
                                   Name and Address                Nature of                         Percent of
        Title of Class             of Owner                        Owner                             Class
        --------------             ----------------                -----------                       ----------
         Common Stock               Dr. Robert Milne                   2,849,476                      38.8%
                                    2432 Greens Ave.                   Secretary and Director
                                    Henderson, NV 89014

         Common Stock               Thomas Krucker                     385,332                         5.2%
                                    2505 Rancho Bel Air                President and Director
                                    Las Vegas, NV 89107

                                    Additional shares beneficially
                                    owned by officers and
                                    directors as a group (1)             217,332                        3.0%

                                    Total shares beneficially
                                    owned by all officers and
                                    directors as a group               3,452,140                       47.0%

     (1) Beneficial Ownership. Dr. Milne's spouse, Julie Milne, and immediate family members residing with him, Drew Milne, Meredith Milne and Brook Milne, own, in the aggregate, an additional 110,000 shares of the Company's common stock, or approximately 1.5% of the issued and outstanding common stock of the Company. The Milne Medical Center, an affiliate of Dr. Milne, owns 10,000 shares of the Company's common stock, or approximately 0.14% of the issued and outstanding common stock of the Company. Mr. Krucker's spouse, Katherine, and an immediate family member residing with him, Kimberly Krucker, own, in the aggregate, 97,332 additional shares of the Company's common stock, or approximately 1.3% of the issued and outstanding common stock of the Company.

     Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B. Pursuant to a Plan of Merger filed with the Delaware Secretary of State, in June, 1998, Elast Technologies Corporation, a Delaware corporation (previously defined in this Registration Statement as "Elast Delaware"), merged with and into Elast Merger, Inc., a Nevada corporation, which was a wholly-owned subsidiary of the Company. Shareholders who formerly held stock in Elast Delaware received 4 shares of the Company's common stock for each share of their Elast Delaware stock on or about June 30, 1998, with the result that the former shareholders of Elast Delaware now hold a controlling interest in the Company, and Elast Delaware is now a wholly-owed subsidiary of the Company. The Company changed its name from Med Mark, Inc. to Elast Technologies, Inc. on or about October 27, 1998.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     The directors and principal executive officers of the Company are as specified on the following table:


================================================================================
      Name                    Age                 Position
--------------------------------------------------------------------------------
Thomas Krucker                59    President and Director
--------------------------------------------------------------------------------

Robert D. Milne, M.D.         53    Chairman of the Board of Directors
--------------------------------------------------------------------------------

Edward L. Hamilton            62    Senior Executive Vice President and Director
--------------------------------------------------------------------------------

Nicholas Spencer              40    Director
================================================================================

     Thomas Krucker is the President, Chief Executive Officer, and a director of the Company. His term of office as a director expires in 1999. Mr. Krucker graduated from the University of Arizona in 1962 and received a Juris Doctorate degree from Pepperdine University in 1969. Mr. Krucker served with Toyota USA in a key management position for approximately 20 years. Mr. Krucker was formerly the chief operating officer of Fun City Popcorn, Inc., a Nevada corporation which recently changed its name to Tone Products. Mr. Krucker left Tone Products to accept the office of President of the Company.

     Robert D. Milne, M.D. is the Chairman of the Board of Directors of the Company. His term of office as a director expires in 1999. Dr. Milne is a board-certified family practice physician with extensive experience in allergy testing and preventative medicine. He is also the inventor of the ELAST Device. Before starting his own practice at the Milne Medical Center in Las Vegas, Nevada, Dr. Milne was Medical Director at the Omni Medical Center and also practiced medicine at the Nevada Clinic after previous assignments in emergency medicine and a family practice. Dr. Milne is the author of numerous papers in the medical field and has authored several books, including The Definitive Guide to Headaches and The Photon Connection - Energy for the New Millennium.

     Edward L. Hamilton is the Senior Executive Vice President of Corporate Affairs and a director of the Company. During the past 5 years, Mr. Hamilton has been involved with the United Nations Childrens' Foundation, producing a special program to educate children worldwide called the "Magic Seven". Mr. Hamilton was also the Chief Executive Officer of Cobba Productions, Inc., which, in conjunction with Mr. Film of Venice and Pulse Entertainment California created 3-dimensional computer animation. He has also been a consultant for international marketing to Klamath Falls Algae. Mr. Hamilton has an extensive background in international business, with particular emphasis on start-up companies, finance, management and planning corporate strategy.

     Nicholas Spencer is a director of the Company. Mr. Spencer has more than 15 years experience in starting, managing, and improving business performance and now specializes in business planning and start-up companies with a special emphasis on marketing and development. Mr. Spencer currently serves on the Board of Directors of Medsearch Pty. Limited, Sydney, New South Wales, and also serves as Chairman of the Board for that company.

     There is no family relationship between any of the officers or directors of the Company. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any officer or director of the Company from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are any of the officers or directors of any corporation or entity affiliated with the Company so enjoined.

Item  7. Certain Relationships and Related Transactions

     Compensation to Officers and Directors of the Company. As of December 31, 1997, no compensation had been paid or accrued to any of the officers or directors of the Company. As of June 30, 1998, compensation of $152,804 in the form of shares of the Company's common stock has been paid or accrued to the officers or directors of the Company.

     Shares Issued as Compensation for Services. In 1996, the Company issued 21,332 shares of its common stock for legal services related to corporate formation and preparation of the Company's private placement memorandum. The Company valued those legal services at $6,719.00.

     In 1998 the Company issued 270,000 shares of its common stock for consulting and engineering services, and employee compensation, as follows:

     (i) Consultants were issued 115,000 shares of the Company's common stock as additional compensation for their services to the Company. Those shares were valued at what the Company believes was the fair market value at the time of issuance, which was $1.50 per share.

     (ii) Third Party Engineers were issued 55,000 shares of the Company's common stock as additional compensation for their services to the Company. Those shares were valued at what the Company believes was the fair market value at the time of issuance, which was $1.54 per share.

     (iii) Dr. Milne, an officer, director and major shareholder of the Company, was issued 100,000 shares of the Company's common stock as additional compensation for his services to the Company, specifically, his continuing efforts related to the development of certain technology of the Company. Those shares were valued at what the Company believes was the fair market value at the time of issuance, which was $1.50 per share.

     Related Party Transactions. Dr. Robert A. Milne, an officer, director and major shareholder of the Company, provides office space and clerical services to the Company, at no cost to the Company. At such time as the Company begins receiving revenue from operations, management of the Company anticipates that the Company will begin paying rent for 800 square feet of this office space, at a rate of $1,200 per month, and will also reimburse Dr. Milne for clerical services, at a rate to be determined by the Company and Dr. Milne.

     Licensing Agreements Were Not the Result of Arms-Length Negotiations. On or about July 18, 1996, Dr. Robert A. Milne entered into an agreement with Elast
Delaware to extend the license of his patent technology (U.S. Patent No. 5,413,113). At that time, Dr. Milne was the Chairman of the Board of Directors and a major shareholder of Elast Delaware. As specified above, on or about June 30, 1998, the Company acquired all of the issued and outstanding capital stock of Elast Delaware. On or about April 30, 1999, the Company entered into a License Agreement which, by its terms, superseded and replaced any previous license agreement between the parties relating to Dr. Milne's patent technology, and which transferred the license rights from Elast Delaware to the Company. At that time Dr. Milne was a director of both Elast Delaware and the Company, and a major shareholder of the Company.

     Transactions with Promoters. Thomas Krucker and Dr. Milne were the promoters of Elast Delaware. Mr. Krucker received 101,865 shares of Elast Delaware's common stock for his management and organizational services provided to Elast Delaware. Dr. Milne received a total of 800,000 shares of common stock of Elast Delaware pursuant to the licensing agreements for the ELAST Device with the Company's predecessors-in-interest and as additional consideration for his continued development of the patent and related technology.

Item  8. Legal Proceedings

     There are no legal actions pending against the Company nor are any such legal actions contemplated, except as specified below:

     There is presently a dispute regarding the validity of certain stock options relating to the purchase of certain shares of Elast Delaware's common stock. On or about May 14, 1999, Dr. Gary Marrone, the former Secretary of Elast Delaware and a former Director of Elast Delaware, notified the Company that he believed that the unexercised Elast Delaware stock options held by each Director of Elast Delaware had been converted into options to purchase up to 400,000 shares of the Company's common stock at a significantly reduced exercise price as a result of the Plan of Merger. The Company believes that Dr. Marrone's claim is without merit. The Company further believes that Dr. Marrone may take legal action with regard to this matter. The Company intends to vigorously oppose any such action.

Item  10. Recent Sales of Unregistered Securities

     There have been no sales of unregistered  securities  within the last three
(3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

     On or about December 9, 1996, Elast Delaware sold 546,672 units, at $0.38 per unit, in a private placement offering in reliance upon the exemptions from registration provided in Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated by the Securities and Exchange Commission. Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. Each unit was one share of Elast Delaware's unregistered and restricted one mil ($.001) par value common stock and one warrant to purchase an additional unregistered and restricted share of Elast Delaware's common stock at a price of $0.38 per share. The offering price for the units was arbitrarily established by Elast Delaware and had no relationship to assets, book value, revenues or other established criteria of value. The warrants and the shares of common stock issuable upon its exercise are non-transferrable and are "restricted securities" as defined by Rule 144 promulgated pursuant to the Securities Act of 1933. The proceeds of the offering were used to pay for past expenses incurred in designing the ELAST Device and for costs incurred to refine, engineer and test the ELAST Device and to pay Elast Delaware's start-up costs, including legal fees, equipment and office expenses. There were warrants to purchase 546,672 shares of common stock which expire on September 30, 1999. As of December 31, 1998, warrants for 506,640 shares of common stock have been exercised at $0.38. There were no commissions paid on the sale of those units.

     As specified above, in June, 1998, Elast Delaware merged with and into Elast Merger, Inc., a Nevada corporation, which was a wholly-owned subsidiary of the Company. Elast Merger, Inc. was dissolved and Elast Delaware is now a wholly-owned subsidiary of the Company. Shareholders who formerly held stock in Elast Delaware received 4 shares of the Company's common stock for each share of their Elast Delaware common stock on or about June 30, 1998, with the result that the former shareholders of Elast Delaware now hold the controlling interest in the Company. Also during 1998, Elast Delaware issued 394,000 shares of its common stock in a private placement at $0.50 per share, and Elast Delaware issued 1,007,472 common shares at $0.38 per share for consulting services to 4 consultants in connection with the merger transaction.

Item  11.  Description of Securities

     The Company is authorized to issue 25,000,000 shares of common stock, $.001 par value, each share of common stock having equal rights and preferences, including voting privileges. As of July 1, 1999, approximately 7,990,148 shares of the Company's common stock were issued and outstanding.

     The shares of $.001 par value common stock of the Company constitute equity interests in the Company, entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The Bylaws of the Company specify how the cash available for distribution, whether occurring from operations, sales or refinancing, is to be shared among the shareholders. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the Directors. The holders of the Company's common stock are entitled to receive dividends when and if declared by the Company's Board of Directors from funds legally available; provided that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

Item 13. Financial Statements.

     Copies of the financial  statements  specified in Regulation  228.310 (Item
310) are filed with this Amendment No. 1 to Registration Statement on Form 10-SB (see Item 15 below).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 15. Financial Statements and Exhibits

(a) Index to Financial Statements.                                        Page
----------------------------------                                        ----

Elast Technologies, Inc. (A Development Stage Company)
Consolidated Financial Statements:

Report of Independent Auditors                                            F-1

Consolidated Balance Sheets for the Years
Ended December 31, 1998 and 1997                                          F-2

Consolidated Statements of Operations for the Years
Ended December 31, 1998 and 1997 and for the Period
from June 12, 1996 (inception) to December 31, 1998                       F-3

Consolidated Statements of Shareholders' Equity for the Years
Ended December 31, 1998 and 1997 and for the Period
from June 12, 1996 (inception) to December 31, 1998                       F-4

Consolidated Statements of Cash Flows for the Years
Ended December 31, 1998 and 1997 and for the Period
from June 12, 1996 (inception) to December 31, 1998                       F-6

Notes to the Consolidated Financial Statements                            F-8

(b) Index to Exhibits.

     Copies of the following documents are filed with this Amendment No. 1 to Registration Statement on Form 10-SB as exhibits:

Index to
Exhibits                                                                Page
--------                                                                ----
2           Plan of Merger Between Elast                                 E-1
            Technologies Corporation and
            Elast Merger, Inc. (Material Contract)

10.1        License to use Patent No. 5413113                            E-4
            dated April 30, 1999 (Material Contract)

10.2        Research Agreement Between Elast                             E-5
            Technologies Corporation and The Charles
            Stark Draper Laboratory, Inc.
            (Material Contract)

10.3        Modification 02 to the                                       E-7
            Research Agreement Between Elast
            Technologies Corporation and The Charles
            Stark Draper Laboratory, Inc.
            (Material Contract)

10.4        Modification 03 to the                                       E-9
            Research Agreement Between Elast
            Technologies Corporation and The Charles
            Stark Draper Laboratory, Inc.
            (Material Contract)

99          Patent No. 5413113                                           E-11

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Elast Technologies, Inc. has duly caused this Amendment No. 1 to the Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on July 29, 1999.

                                                   Elast Technologies, Inc.,
                                                   a Nevada corporation

                                                   By:       /s/ Thomas Krucker
                                                            Thomas Krucker
                                                   Its:     President

                            Elast Technologies, Inc.
                          (A Development Stage Company)

                 Index to the Consolidated Financial Statements

                  As of December 31, 1998 and 1997 and for the
               Years Ended December 31, 1998 and 1997 and for the
           Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------


Report of Independent Auditors ............................................  1

Consolidated Financial Statements of Elast Technologies, Inc.:

     Consolidated Balance Sheets,
         December 31, 1998 and 1997 .......................................  2

     Consolidated Statements of Operations for the years ended
         December 31, 1998 and 1997 and for the period from
         June 12, 1996 (inception) to December 31, 1998 ...................  3

     Consolidated Statements of Shareholders' Equity for the years ended December 31, 1998 and 1997 and for the period from
         June 12, 1996 (inception) to December 31, 1998 ...................  4

     Consolidated Statements of Cash Flows for the years ended
         December 31, 1998 and 1997 and for the period from
         June 12, 1996 (inception) to December 31, 1998 ...................  6

Notes to the Consolidated Financial Statements ............................  8

                         [LETTERHEAD OF KELLY & COMPANY]


                         REPORT OF INDEPENDENT AUDITORS



We have audited the accompanying consolidated balance sheets of Elast Technologies, Inc. (a development stage company) as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1998 and 1997 and for the period from June 12, 1996 (inception) to December 31, 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, revised as described in Note 6 present fairly, in all material respects, the consolidated financial position of Elast Technologies, Inc. (a development stage company) as of December 31, 1998 and 1997, and the consolidated results of operations and cash flows for the years ended December 31, 1998 and 1997 and for the period from June 12, 1996 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.



/s/ KELLY & COMPANY
Kelly & Company
Newport Beach, California
April 29, 1999, except as to Note 6,
to which the date is
July 24, 1999

                            Elast Technologies, Inc.
                          (A Development Stage Company)

                           Consolidated Balance Sheets

                           December 31, 1998 and 1997

--------------------------------------------------------------------------------

                                     ASSETS

                                                          1998          1997
                                                      -----------   -----------
Current assets:
         Cash and equivalents                         $   226,818   $   108,280
         License, net                                         400           800
                                                      -----------   -----------
                  Total current assets                    227,218       109,080
Property and equipment, net                                 3,434          --
                                                      -----------   -----------

Total assets                                          $   230,652   $   109,080
                                                      ===========   ===========


                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
         Accounts payable, trade                      $    12,992          --
         Accounts payable, officer                           --     $     1,925
                                                      -----------   -----------

Total  liabilities                                         12,992         1,925
                                                      -----------   -----------

Shareholders' equity:
Common stock, $.001 par value; 25,000,000
     shares authorized; 7,179,448 and 3,768,004
     shares issued and outstanding at December 31,
     1998 and 1997, respectively.                           7,179         3,768
Additional paid-in capital                              1,413,886       214,418
Deficit accumulated during development stage           (1,203,405)     (101,031)
                                                      -----------   -----------
                                                          217,660       117,155
         Less: common stock subscription receivable          --         (10,000)
                                                      -----------   -----------

Total shareholders' equity                                217,660       107,155
                                                      -----------   -----------

Total liabilities and shareholders' equity            $   230,652   $   109,080
                                                      ===========   ===========



     The accompanying notes are an integral part of the consolidated financial statements.

                            Elast Technologies, Inc.
                          (A Development Stage Company)

                      Consolidated Statements of Operations

                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------

                                                                                Period from
                                                                               June 12, 1996
                                                Year Ended     Year Ended     (Inception) to
                                                December 31,   December 31,    December 31,
                                                   1998           1997             1998
                                                -----------    -----------    --------------
Revenue                                                --             --               --
Cost of sales                                          --             --               --
                                                -----------    -----------      -----------

    Gross profit                                       --             --               --

Officers compensation                           $   203,682           --        $   203,682
Research and development                            108,161    $    46,520          176,381
Legal and professional                              502,231         18,719          526,565
Investor relations                                  238,759           --            238,759
Other operating costs and expenses                   63,107          3,613           79,071
                                                -----------    -----------      -----------
    Total operating costs                        (1,115,940)       (68,852)      (1,224,458)
Interest income in excess of interest expense        13,566          6,130           21,053
                                                -----------    -----------      -----------
Net loss                                        $(1,102,374)   $   (62,722)     $(1,203,405)
                                                ===========    ===========      ===========


Loss per common share - basic and diluted       $     (0.19)   $     (0.02)     $     (0.26)
                                                ===========    ===========      ===========


     The accompanying notes are an integral part of the consolidated financial statements.

                            Elast Technologies, Inc.
                          (A Development Stage Company)

                 Consolidated Statements of Shareholders' Equity
                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------

                                                                                Elast Technologies, Inc.
                                               Elast Technologies Corporation  (Formerly Med Mark, Inc.)
                                                  (An Delaware Corporation)      (A Nevada Corporation)         Price
                                                  -------------------------      ----------------------
                                                    Common        Common         Common         Common           Per
                                                    Shares         Stock         Shares          Stock          Share
                                                 -----------    -----------    -----------    -----------    -----------
Balance, June 12, 1996 (inception)                      --             --             --             --             --

Shares issued for the medical device license       3,200,000    $     3,200           --             --             --
Shares issued for legal services                      21,332             21           --             --      $      0.31
Contribution of funds expended by the major
  shareholder on the Company's behalf                   --             --             --             --
Shares issued in private placement                   546,672            547           --             --             0.38
Net loss from inception to December 31, 1996            --             --             --             --
                                                 -----------    -----------    -----------    -----------

Balance, December 31, 1996                         3,768,004          3,768           --             --

Contribution of funds expended by the major
  shareholder on the Company's behalf                   --             --             --             --
Net loss for the year ended  December 31, 1997          --             --             --             --
                                                 -----------    -----------    -----------    -----------

Balance, December 31, 1997                         3,768,004          3,768           --             --
                                                 -----------    -----------    -----------    -----------

                                                                  Deficit                         Less:
                                                                 Accumulated                     Common
                                                  Additional     During the                      Stock
                                                   Paid-in       Development                  Subscription
                                                   Capital         Stage        Subtotal       Receivable       Total
                                                 -----------    -----------    -----------    -----------    -----------
Balance, June 12, 1996 (inception)                      --             --             --             --             --


Shares issued for the medical device license     $    (2,400)          --      $       800           --      $       800
Shares issued for legal services                       6,698           --            6,719           --            6,719
Contribution of funds expended by the major
  shareholder on the Company's behalf                  4,167           --            4,167           --            4,167
Shares issued in private placement                   204,453           --          205,000    $   (10,000)       195,000
Net loss from inception to December 31, 1996            --      $   (38,309)       (38,309)          --          (38,309)
                                                 -----------    -----------    -----------    -----------    -----------

Balance, December 31, 1996                           212,918        (38,309)       178,377        (10,000)       168,377


Contribution of funds expended by the major
  shareholder on the Company's behalf                  1,500           --            1,500           --            1,500
Net loss for the year ended  December 31, 1997          --          (62,722)       (62,722)          --          (62,722)
                                                 -----------    -----------    -----------    -----------    -----------

Balance, December 31, 1997                           214,418       (101,031)       117,155        (10,000)       107,155
                                                 -----------    -----------    -----------    -----------    -----------


     The accompanying notes are an integral part of the consolidated financial statements.

                            Elast Technologies, Inc.
                          (A Development Stage Company)

                 Consolidated Statements of Shareholders' Equity
                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------

                                                                                  Elast Technologies, Inc.
                                                Elast Technologies Corporation   (Formerly Med Mark, Inc.)
                                                  (An Delaware Corporation)        (A Nevada Corporation)        Price
                                                  -------------------------        ----------------------
                                                    Common         Common         Common         Common           Per
                                                    Shares          Stock         Shares          Stock          Share
                                                  -----------    -----------    -----------    -----------    -----------
Balance, December 31, 1997                          3,768,004    $     3,768           --             --             --

Shares outstanding prior to the  reorganization          --             --        1,220,000    $     1,220           --
Shares issued in private placement                    394,000            394           --             --      $      0.50
Payment of  receivable arising  from issuance
 of common stock                                         --             --             --             --
Shares issued on the exercise of warrants             506,640            507           --             --             0.38
Shares issued to consultant in connection
  with the reorganization                           1,007,472          1,007           --             --             0.38
Shares issued and surrendered in the
  acquisition of Elast Technologies, Inc. (a
  Nevada Corporation) (reverse merger)             (5,676,116)        (5,676)     5,676,116          5,676           --
Shares issued for consulting services,
  engineering services, and employee
  compensation                                           --             --          270,000            270           1.51
Shares issued to an existing  shareholder to
  correct a stock issuance error                         --             --           13,332             13           --
Net loss for the year ended December 31, 1998            --             --             --             --
                                                  -----------    -----------    -----------    -----------

Balance, December 31, 1998                               --      $      --        7,179,448    $     7,179
                                                  ===========    ===========    ===========    ===========

                                                                   Deficit                         Less:
                                                                  Accumulated                     Common
                                                   Additional     During the                      Stock
                                                    Paid-in       Development                  Subscription
                                                    Capital         Stage        Subtotal       Receivable       Total
                                                  -----------    -----------    -----------    -----------    -----------
Balance, December 31, 1997                        $   214,418    $  (101,031)   $   117,155    $   (10,000)   $   107,155

Shares outstanding prior to the  reorganization        29,506           --           30,726           --           30,726
Shares issued in private placement                    196,606           --          197,000           --          197,000
Payment of  receivable arising  from issuance
 of common stock                                         --             --             --           10,000         10,000
Shares issued on the exercise of warrants             189,483           --          189,990           --          189,990
Shares issued to consultant in connection
  with the reorganization                             376,791           --          377,798           --          377,798
Shares issued and surrendered in the
  acquisition of Elast Technologies, Inc. (a
  Nevada Corporation) (reverse merger)                   --             --             --             --             --
Shares issued for consulting services,
  engineering services, and employee
  compensation                                        407,095           --          407,365           --          407,365
Shares issued to an existing  shareholder to
  correct a stock issuance error                          (13)          --             --             --             --
Net loss for the year ended December 31, 1998            --       (1,102,374)    (1,102,374)          --       (1,102,374)
                                                  -----------    -----------    -----------    -----------    -----------

Balance, December 31, 1998                        $ 1,413,886    $(1,203,405)   $   217,660    $      --      $   217,660
                                                  ===========    ===========    ===========    ===========    ===========


     The accompanying notes are an integral part of the consolidated financial statements.

                            Elast Technologies, Inc.
                          (A Development Stage Company)

                      Consolidated Statements of Cash Flows

                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------

                                                                                  Period from
                                                                                  June 12, 1996
                                                    Year Ended     Year Ended    (Inception) to
                                                   December 31,   December 31,    December 31,
                                                      1998           1997             1998
                                                   -----------    -----------    --------------
Cash flows from operating activities:
    Net loss                                       $(1,102,374)   $   (62,722)    $(1,203,405)
Adjustments to reconcile net loss to net cash
  provided by operating activities:
    Depreciation and amortization                          770           --               770
    Issuance of stock for services                     785,163           --           791,882
Increase (decrease) in liabilities:
    Accounts payable, trade                             12,992           --            12,992
    Accounts payable, officer                           (1,925)         1,925            --
    Note payable, officer                                 --           (9,236)           --
                                                   -----------    -----------     -----------
Cash used in operating activities                     (305,374)       (70,033)       (397,761)
                                                   -----------    -----------     -----------


Cash flows used in investing activities:
    Purchase of property and equipment                  (3,804)          --            (3,804)
                                                   -----------    -----------     -----------
Cash used in investing activities                       (3,804)          --            (3,804)
                                                   -----------    -----------     -----------


Cash flows provided by financing activities:
    Acquisition of MedMark, Inc.                        30,726           --            30,726
    Exercise of warrants                               189,990           --           189,990
    Payment of notes receivable for common stock        10,000           --            10,000
    Issuance of common stock                           197,000           --           392,000
    Contribution to additional paid in capital            --            1,500           5,667
                                                   -----------    -----------     -----------
Cash provided by financing activities                  427,716          1,500         628,383
                                                   -----------    -----------     -----------

Net increase (decrease) in cash                        118,538        (68,533)        226,818

Cash at beginning of period                            108,280        176,813            --
                                                   -----------    -----------     -----------

Cash at end of period                              $   226,818    $   108,280     $   226,818
                                                   ===========    ===========     ===========


     The accompanying notes are an integral part of the consolidated financial statements.

                            Elast Technologies, Inc.
                          (A Development Stage Company)

                      Consolidated Statements of Cash Flows

                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------

                Supplemental Disclosure of Cash Flow Information

                                                                                  Period from
                                                                                  June 12, 1996
                                                    Year Ended     Year Ended    (Inception) to
                                                   December 31,   December 31,    December 31,
                                                      1998           1997             1998
                                                   -----------    -----------    --------------
Interest paid                                             --      $     1,375     $     1,375
Income taxes paid                                  $     1,403            400           1,803


      Supplemental Schedule of Non-Cash Investing and Financing Activities
Assets acquired in non-cash transactions:
  Acquisition of medical device license                   --            --        $       800
  Increase in common stock subscription
    receivable                                            --            --             10,000
  Issuance of common stock                                --            --            (10,800)


     The accompanying notes are an integral part of the consolidated financial statements.

                            Elast Technologies, Inc.
                          (A Development Stage Company)

                   Notes to Consolidated Financial Statements

                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------


1.   Development Stage Operations

     Elast Technologies, Inc. (a development stage company) (the "Company") was incorporated in the state of Nevada on November 5, 1996 and has a limited operating history with no revenues and no products or technology ready for the market. The Company is engaged in the development of its first product, a non-invasive medical device to test for allergies with real time, quantifiable, visually displayed results. Management's efforts to date have focused primarily on the development and testing of the medical device and the raising of capital. As such, the Company is subject to the risks and uncertainties associated with a new business. The success of the Company's future operations is dependent, in part, upon the Company's ability to successfully market its yet to be developed products and obtain additional capital. Management's plans are discussed further in Note 10.

2.   Summary of Significant Accounting Policies

     Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Elast Technologies, Inc. (a Nevada corporation) (the "Company") and its subsidiary, Elast Technologies Corporation (a Delaware corporation) ("Elast Delaware"). All significant intercompany transactions have been eliminated. Prior to June 10, 1998, the Company was named Med Mark, Inc. ("Med Mark"). The name change was in conjunction with the reverse merger acquisition (Note 9).

     Revenue Recognition

     Revenue will be recognized when the Company's goods are shipped.

     Cash and Equivalents

     The  Company  invests   portions  of  its  excess  cash  in  highly  liquid
     investments. Cash and equivalents include time deposits and commercial paper with original maturities of three months or less. In addition, the Company has no compensating balance requirements. The Company maintains its cash in bank accounts, which exceeded federally insured limits by $ 131,886 and $8,280 at December 31, 1998 and 1997, respectively. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

                            Elast Technologies, Inc.
                          (A Development Stage Company)

              Notes to Consolidated Financial Statements, Continued

                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------


2.   Summary of Significant Accounting Policies, Continued

     Property and Equipment

     The Company records property and equipment at cost. Significant improvements, which extend the life of the underlying asset, are capitalized, and expenditures for normal maintenance and repairs are charged to operations. Depreciation is provided for property and equipment using the straight-line method over the expected useful lives. The Company's property and equipment consists of computers with an expected useful life of 5 years.

     Intangible Asset

     The intangible asset is the cost of the license agreement to patented technology and is amortized on a straight-line method over the shorter of its estimated useful life or the license term. As of December 31, 1998 accumulated amortization was $400.

     Research and Development Costs

     Research and development expenditures are charged to operations as they are incurred.

     Impairment of Long-Lived Assets

     The Company annually evaluates its long-lived assets, including the intangible asset, described as a license to patented technology, for potential impairment. When circumstances indicate that the carrying amount of the asset is not recoverable, as demonstrated by the projected undiscounted cash flows, an impairment loss will be recognized. The Company's management has determined that there was no such impairment present at December 31, 1998 and 1997.

     Income Taxes

     The Company accounts for deferred income taxes using the liability method. Deferred income taxes will be computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The net difference between tax expense and taxes currently payable will be reflected in the financial statements as deferred taxes.

                            Elast Technologies, Inc.
                          (A Development Stage Company)

              Notes to Consolidated Financial Statements, Continued

                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------


2.   Summary of Significant Accounting Policies, Continued

     Income Taxes, Continued

     Deferred tax assets and/or liabilities will be classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability.

     Disclosures about Fair Value of Financial Instruments

     The Company accounts for the value of financial instruments using the fair value method.

     Stock Based Compensation

     Statement of Financial Account Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans.

     As permitted by SFAS No. 123, the Company continues to account for stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". Compensation cost from stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost is amortized over the requisite vesting periods.

     Common Shares and Per Share Amounts

     All common shares and per share amounts have been adjusted to give retroactive effect, where applicable to the one for four reverse stock split.

     Earnings per Common Share

     In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share". This pronouncement replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share ("EPS"), respectively. Losses for the years ended December 31, 1998 and 1997 have been calculated in accordance with this pronouncement.

                            Elast Technologies, Inc.
                          (A Development Stage Company)

              Notes to Consolidated Financial Statements, Continued

                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------


2.   Summary of Significant Accounting Policies, Continued

     Earnings per Common Share, Continued

     Basic EPS is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted EPS is similar to Basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

     Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassification

     Certain reclassifications have been made to the 1997 financial statements in order to conform to the 1998 financial statement presentation.

3.   Property and Equipment

     Property and equipment consist of the following:

                                                                1998       1997
                                                              -------    -------

              Computers                                       $ 3,804       --

                       Less: accumulated depreciation            (370)      --
                                                              -------    -------

              Total property and equipment, net               $ 3,434       --
                                                              =======    =======

     Depreciation expense for the year ended December 31, 1998 was $370.

                            Elast Technologies, Inc.
                          (A Development Stage Company)

              Notes to Consolidated Financial Statements, Continued

                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------


4.   Deferred Income Taxes

     The components of the provision for income taxes are as follows:

                                                                1998      1997
                                                              -------   -------

          Current tax expense:
                   Federal                                       --        --
                   State                                         --        --
                                                              -------   -------
                                                                 --        --
                                                              -------   -------
          Deferred tax expense:
                   Federal                                       --        --
                   State                                         --        --
                                                              -------   -------
                                                                 --        --
                                                              -------   -------
          Total provision                                        -         -
                                                              =======   =======

     Significant components of the Company's deferred income tax assets and liabilities at December 31, 1998 and 1997 are as follows:

                                                            1998         1997
                                                        ----------     --------

          Deferred income tax asset:
                   Capitalized start-up expenses        $  399,012     $ 32,685
                   Other                                    15,716        4,900
                                                        ----------     --------

          Total deferred income tax asset                  414,728       37,585
                   Valuation allowance                    (414,728)     (37,585)
                                                        ----------     --------

          Net deferred income tax liability             $     --       $   --
                                                        ==========     ========

     Reconciliation of the effective tax rate to the U.S. statutory rate is as follows:


                                                            1998         1997
                                                        ----------     --------

          Tax expense at U.S. statutory rate                  34.0%        34.0%
          Change in the valuation allowance                  (34.2)       (33.4)
          Other                                               (0.2)        (0.6)
                                                        ----------     --------

          Effective income tax rate                           (0.4%         --%
                                                        ==========     ========

     As  of  December  31,  1998,  the  Company  has  a  federal   research  and
     experimentation credit carryover of $15,716. The credits will begin to expire in 2011.

                            Elast Technologies, Inc.
                          (A Development Stage Company)

              Notes to Consolidated Financial Statements, Continued

                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------


5.   Related Party Transactions

     Expenses Incurred on Behalf of the Company

     An officer who is a major shareholder of the Company provides office space and clerical services to the Company, which has an annual cost of $6,000, based on the current activity level. The expense sharing was calculated based on the related entities' estimated usage of office space and support staff.

     Licensing Agreement

     In 1996 the Company entered into a licensing agreement with an individual who is an officer and major shareholder whereby the Company received the exclusive right to develop, manufacture, and market an allergy detection, non-invasive, medical device (Electronic Allergo-Sensitivity Test Device, U.S. Patent No. 5413113). The Company issued 3,200,000 shares of Company common stock for $800 at the time of the transaction to acquire the licensing agreement rights. Continuing modifications and enhancements to the technology described by the licensing agreement have been and may continue to be made during the development and testing of the medical device. It is not certain that the final technology involved in the medical device will be protected by the original patent. The licensing agreement does not require any royalty payments. The licensing agreement is for a term of five years, with options to extend the agreement for two additional five-year terms at no additional cost.

6.   Stock Based Compensation

     The options granted to purchase common stock shown below were originally indicated as options to purchase common stock of the Company and also reflected a four-for-one forward stock split effectuated by the Company after the date these options were granted. However, subsequent to year end, the Company determined that the minutes granting these options, while indicated as minutes of the Company, were actually those of Elast Technologies Corporation, a Delaware corporation ("Elast Delaware") and not those of Elast Technologies, Inc., a Nevada corporation (the "Company"). Further, it was determined that the four-for-one forward stock split had not occurred, but rather, when Elast Delaware merged with a wholly owned subsidiary of the Company on June 30, 1998, each of the issued and outstanding shares of Elast Delaware were converted to four shares of the Company's common stock. Accordingly, the information presented below has been revised to reflect options of Elast Delaware as originally granted by its Board of Directors.

                            Elast Technologies, Inc.
                          (A Development Stage Company)

              Notes to Consolidated Financial Statements, Continued

                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------


6.   Stock Based Compensation, Continued

     On February 13, 1998, the Board of Directors of Elast Delaware granted 100,000 options to purchase common stock to three members of the Board of Directors of Elast Delaware in recognition of their service to it. Accordingly, 300,000 options with a three year term were issued to the Directors at an exercise price of $2.00 per share. Two of the Directors are employees of Elast Delaware, and their options were accounted for under APB No. 25. The options were granted at prices which equaled or exceeded the fair value of Elast Delaware's common stock at the date of grant. Consequently, no expense was recognized in connection with the issuance of these 200,000 options. The 100,000 options issued to the nonemployee director were valued in accordance with the provision of SFAS No. 123 and determined to have no value, therefore no expense was recognized.

     The following summarizes information about stock options of Elast Delaware granted and outstanding at December 31, 1998 and 1997, and changes during the years then ended:

                                                1998                1997
                                          -----------------   -----------------
                                                    Exercise            Exercise
                                          Options    Price    Options    Price
                                          -------   -------   -------   -------
          Outstanding at beginning
            of year                          --        --        --        --
          Granted                         300,000   $  2.00      --        --
                                          -------   -------   -------   -------
          Outstanding at end of year      300,000   $  2.00      --        --
                                          =======   =======   =======   =======

     The Company continues to account for stock-based compensation to employees using the intrinsic value method as prescribed in APB No. 25 under which no compensation cost for options is recognized for options granted at or above fair market value of the Company's common stock at the date of grant. Had consideration been given to compensation expense for options calculated based upon fair values at the grant dates in accordance with SFAS No. 123, there would be no effect on the Company's pro forma net loss and net loss per share.

     The fair value of each option granted was estimated at the date of grant using the Black-Scholes Option Pricing Model (the "BSOPM"). The weighted average assumptions used to calculate the minimum values of the stock options granted in 1998 are a dividend yield of 0%, risk-free interest rate at 5.00%, an expected stock price volatility of zero, and an expected contractual life of 3 years, which resulted in no value ascribed to the options granted during 1998.

                            Elast Technologies, Inc.
                          (A Development Stage Company)

              Notes to Consolidated Financial Statements, Continued

                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------


6.   Stock Based Compensation, Continued

     The BSOPM was developed for use in estimating the fair value of traded options. The Company's employee stock options have characteristics significantly different from those of traded options, such as vesting restriction and extremely limited transferability. In addition, the assumptions used in option valuation models are highly subjective, particularly the expected stock price volatility of the underlying stock. Because changes in these subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of its employee stock options.

7.   Stock Purchase Warrants

     The Company's private placement offering of stock in 1996 was accomplished with the sale of 136,668 units comprised of four shares of common stock and four stock purchase warrants. The stock purchase warrants were immediately exercisable upon issuance and all but 40,032 have been exercised. The stock purchase warrants provide for an exercise price of $0.38 and they expire on September 30, 1999.

8.   Loss Per Common Share

     In the year ended December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share". Loss per common share has been calculated in accordance with this statement.

     Basic and diluted loss per common share have been computed by dividing the loss available to common shareholders by the weighted-average number of common shares for the period.

     The computations of basic and diluted loss per common share for the years ended December 31, 1998 and 1997 are as follows:

                                                                   Period from
                                                                   June 12, 1996
                                       Year Ended    Year Ended   (Inception) to
                                      December 31,  December 31,   December 31,
                                         1998          1997            1998
                                      -----------   -----------    -------------
     Net loss available to common
       stockholders                   $(1,102,374)  $   (62,722)    (1,203,405)
     Weighted-average shares,
       basic and diluted                5,798,194     3,768,004      4,579,954
                                      -----------   -----------    -----------
     Loss per common share,
       basic and diluted              $     (0.19)  $     (0.02)   $     (0.26)
                                      ===========   ===========    ===========

                            Elast Technologies, Inc.
                          (A Development Stage Company)

              Notes to Consolidated Financial Statements, Continued

                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------


8.   Loss Per Common Share, Continued

     The effect of the potentially dilutive securities listed below was not included in the computation of diluted loss per share because to do so would have been antidilutive for the periods presented.

                                                                   Period from
                                                                   June 12, 1996
                                       Year Ended    Year Ended   (Inception) to
                                      December 31,  December 31,   December 31,
                                         1998          1997            1998
                                      -----------   -----------    -------------
Shares of common stock issuable under:
         Stock options of subsidiary      300,000          --            300,000
         Stock purchase warrants           40,032        40,032           40,032
                                      -----------   -----------    -------------

                                          340,032        40,032          340,032
                                      ===========   ===========    =============

9.   Stock Transactions

     Shares Issued to Acquire a License Agreement

     In 1996, the Company issued 3,200,000 shares of its stock for $800 to obtain a licensing agreement from an individual, who is an officer of the Company (Note 5).

     Shares Issued for Services

     In 1996, the Company issued 21,332 shares for legal services related to corporate formation and preparation of the Company's private placement memorandum. The shares of Company stock were issued for legal services valued at $6,719.

     In 1998 the Company issued 270,000 shares for consulting and engineering services and employee compensation as follows:

          Consultants were issued 115,000 shares as additional recognition of their services to the Company. The shares were valued at their fair value at the time of issuance, $1.50 per share.

          Outside engineers were issued 55,000 shares as additional recognition of their services to the Company. The shares were valued at fair value at the date of their issuance, $1.54 per share.

          An officer and major shareholder was issued 100,000 shares as additional recognition of his continuing efforts related to the development of the technology. The shares were valued at their fair value at the date of issuance, $1.50 per share.

                            Elast Technologies, Inc.
                          (A Development Stage Company)

              Notes to Consolidated Financial Statements, Continued

                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------


9.   Stock Transactions, Continued

     Private Placement Offerings

     In 1996, the Company, in a private placement offering, sold 546,672 units consisting of one share of common stock and one stock purchase warrant ("warrants") at an exercise price of $0.38 per share. The warrants were redeemable at $0.38 per warrant immediately upon issuance, and they will expire on September 30, 1999.

     In 1998, the Company, in a private placement offering, sold 394,000 shares of common stock at $0.50 per share.

     Common Shares Issued for Warrants Exercised

     During 1997, 506,640 warrants were exercised resulting in the issuance of 506,640 shares of common stock.

     Shares Issued for Raising Capital

     In 1998, the Company issued 1,007,472 shares of stock for consulting services related to the acquisition of Med Mark, Inc. (a reverse merger). The shares were valued at $0.38 per share.

     Acquisition of Med Mark, Inc. (Reverse Merger)

     On June 10, 1998, the Company acquired all of the outstanding common stock of Elast Delaware in a business combination accounted for as a purchase. For accounting purposes, the acquisition has been treated as the acquisition of the Company by Elast Delaware with Elast Delaware as the acquiror (reverse acquisition). The effective purchase price was 1,220,000 shares of the Company's common stock. The Company, formerly known as Med Mark, had no operations as of the acquisition date. No goodwill has been recorded as a result of this transaction. As this transaction is treated as a reverse merger acquisition, the historical financial statements prior to June 10, 1998 are those of Elast Delaware.

     Stock Issued to Correct a Stock Issuance Error

     In 1998, the Company issued 13,332 shares to correct an error on a previous stock issuance.

                            Elast Technologies, Inc.
                          (A Development Stage Company)

              Notes to Consolidated Financial Statements, Continued

                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

--------------------------------------------------------------------------------


10.  Management's Plan, (Unaudited)

     At the balance sheet date:

     o    The Company is a non-operating development stage company.

     o    It had sufficient cash to cover its obligations.

     Management has been devoting substantially all of its efforts to the development and testing of the allergy detection, non-invasive, medical device. Once testing is completed and FDA approval is received, the Company will manufacture about 200 units. These initial units have been identified for a select target group of physicians for a Beta test. The group will include eye, ear, nose, throat specialists, clinical ecologists, and allergy specialists, naturopaths, chemical ecologists, and chiropractors. Upon completing of this test, the device will be marketed to all physicians and hospitals to test for prescription drug compatibility with patients to avoid Iatrogenic (drug related) illness. It is anticipated this portion of management's plan will be completed in approximately twenty-four months. The Company's overall operating plan is to market the initial product as a stand-alone device that can be attached to personal computers. Once the product gains acceptance in the medical community, a patient home testing version of the unit will be developed. To achieve its plan, management is also aware that it must secure additional investment capital.

11.  Year 2000 Disclosure (Unaudited)

     The Company has conducted a comprehensive review of its computer operations to identify the systems that could have been adversely affected by the Year 2000 Issue and has developed and implemented a plan that it believes has resolved the issue. The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software might have recognized a date using "00" as the year 1900 rather than the year 2000. This could have resulted in a system failure or miscalculations. The Company presently believes that, with its existing software and conversions to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as converted.


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                            Elast Technologies, Inc.
                          (A Development Stage Company)

              Notes to Consolidated Financial Statements, Continued

                 For the Years Ended December 31, 1998 and 1997
     And for the Period from June 12, 1996 (Inception) to December 31, 1998

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12.  Subsequent Event

     On March 3, 1999, the Company filed Form 10-SB with the Securities and Exchange Commission. The Company, by meeting the definition of a "small business issuer", was able to utilize Form 10-SB for registration of its securities under the Securities Exchange Act of 1934.



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